April 8, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (760) 918-8210

Ms. Erin Ruhe
VP, Treasurer and Controller
HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 92008

Re:	HomeFed Corporation
	Form 10-K for the year ended December 31, 2004
      File No. 001-10153

Dear Ms. Ruhe:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Policies, pages F-8 to
F-
10

Provision for Environmental Remediation, page F-9
1. In a supplemental response, please tell us whether you tested the value of Otay Ranch for impairment as a result of this environmental liability based on the criteria of paragraph 8 of FAS 144 and the application of your policy discussed in Provision for Losses on Real
Estate of this Note 1 to Financial Statements.

Note 8 - Sales of Real Estate, page F-14
2. In a supplemental response, please tell us how you how you applied
EITF 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree to recognize $12,830,000 of deferred revenue related to your purchase of CDS in October, 2002. Additionally, please tell us how you determined and allocated the FV of real estate from this purchase between raw, in-process and finished land and whether you recognized earnings from the sale of acquired finished land subsequent to the acquisition. Finally, tell us how you account for the difference in bases in recording cost of sales applicable to minority interests and the Company.

Note 13 - Other Related Party Transactions, page F-18
3. In a supplemental response, please tell us how you applied paragraph 14 of FAS 141 to your redemption of Leucadia`s interest in
Otay Land Company, LLC. In your response, please quantify the carrying amount of the preferred capital and accrued preferred return at the time of redemption. If purchase accounting is not applicable, please explain and advise as to whether Leucadia`s interest was classified as debt and why.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions.


						Sincerely,


Steven Jacobs
						Branch Chief

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HomeFed Corporation
April 8, 2005
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